900 King Street Suite 100 Rye Brook, NY 10573	Tel 914.307.7020 Fax 914.307.4045

Lawrence S. Block Senior Vice President General Counsel

May 2, 2008

BY ELECTRONIC MAIL

Accounting Group – Interpretations

Office of the Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 7561

Washington, D.C. 20549–7561

Attn: Ms. Cathy Cole

E-mail: colec@sec.gov

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 5546

Washington, D.C. 20549–5546

Attn: Mr. Kevin Woody

E-mail: woodyk@sec.gov

Re: World Monitor Trust III – Series J (SEC File No. 000–51651)

Dear Ms. Cole and Mr. Woody:

Reference is made to our letter dated April 30, 2008 concerning the method of accounting for organization and offering costs for World Monitor Trust III – Series J (“Series J”).

Further to that letter, Series J acknowledges that its inquiry was raised in the context of Statement of FAS 5, FASB Concept Statement No. 6, Staff Accounting Bulletin Concept 5D and the Investment Company Audit Guide. Series J did not ask the Commission, nor did the Staff provide any assurance, as to the applicability of FAS 133 or FAS 123R to the method of accounting for organization and offering costs and the reimbursement of those expenses.

Sincerely,

WORLD MONITOR TRUST III – SERIES J

By:	Preferred Investment Solutions Corp.,
its Managing Owner

By:	/s/ Lawrence S. Block
Name:	Lawrence S. Block
Title:	Senior Vice President and General Counsel

Office of the Chief Accountant	2	May 2, 2008
Division of Corporation Finance

cc:	Preferred Investment Solutions Corp.

Mr. David K. Spohr

Senior Vice President and Director of Fund Administration

Ms. Maureen D. Howley

Senior Vice President and Chief Financial Officer

Deloitte & Touche LLP

Ms. Kathleen E. Lind

Eisner LLP

Mr. Nicholas Tsafos